Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

February 1, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
Attention: Laura Hatch

RE:	The Gabelli Global Gold, Natural Resources & Income Trust (File Nos. 333-170691 and 811-21698)

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) is the Fund’s Pre-Effective Amendment No. 1 to its registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933.

The Fund represents that its Registration Statement is substantially similar to the Registration Statement filed November 18, 2010 (the “November Registration Statement), to the Fund’s current shelf and that no substantive changes have been made to the disclosure contained in the November Registration Statement, except certain updating changes (primarily in the Statement of Additional Information), including updates to certain risk factors, updates to the dilution tables, updates to certain tax disclosure, updates to certain disclosure relating to the Fund’s legal proceedings, minor modifications to information regarding the Fund’s investment adviser and other minor updates. In addition, the financial information (including financial statements and pro-forma financial statements and MD&A disclosure) is substantially identical to the financial information contained in the Fund’s November Registration Statement and the Fund’s most recent prospectus supplement to the current shelf, filed on September 30, 2010 (such financial information was simply moved from the most recent prospectus supplement to the current shelf to the base prospectus of the Registration Statement). Accordingly, the Fund hereby requests accelerated review of the Fund’s Registration Statement.

If you have any questions or comments or require any additional information in connection with the Fund or the Registration Statement please telephone me at (212) 735-2262 or Rick Prins at 212-735-2790.

Very truly yours,

/s/  Rose Park
Rose Park